February 10, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Keyco Bond Fund Preliminary Proxy Materials

Ladies and Gentlemen:

Enclosed for filing is the preliminary proxy statement of Keyco Bond Fund for its special meeting of shareholders to be held on Tuesday, March 24, 2015, together with the related form of proxy. The proxy materials are being filed in preliminary form due to the inclusion of a proposal to amend Keyco Bond Fund’s restated articles of incorporation to implement a reverse stock split.

The proxy materials will be mailed to shareholders on or about Friday, February 27, 2015. Please contact me as soon as possible at 312-627-2483 with any comments or questions regarding these proxy materials.

Sincerely,

/s/ Gregory M. Wright

Dykema Gossett PLLC

Outside Counsel to Keyco Bond Fund, Inc.